UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

A10 Networks, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

002121101

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☐ Rule 13d-l(c)

☒ Rule 13d-l(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 002121101

1.	Names of Reporting Persons. Lee Chen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 10,975,608 (See Item 4(a) below)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 10,975,608 (See Item 4(a) below)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,975,608 (See Item 4(a) below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 16.2% (See Item 4(b) below)
12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer:

A10 Networks, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

3 West Plumeria Drive, San Jose, CA 95134

Item 2.

(a)	Name of Person Filing:

Lee Chen

(b)	Address of Principal Business Office or, if none, Residence:

c/o A10 Networks, Inc., 3 West Plumeria Drive, San Jose, CA 95134

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Common Stock, $0.00001 par value per share

(e)	CUSIP Number:

002121101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 10,975,608 shares, which includes (i) 10,855,782 shares of Common Stock held by Mr. Chen, (ii) 3,200 shares of Common Stock held by the U/A DTD 07/25/2000 Lee Chen Family Trust, for which Mr. Chen serves as a trustee, (iii) options to purchase 70,625 shares of Common Stock held by Mr. Chen that are exercisable within 60 days of December 31, 2016, and (iv) performance restricted stock units representing 46,001 shares of Common Stock held by Mr. Chen that are releasable within 60 days of December 31, 2016.

(b)	Percent of class: 16.2% (percentage ownership is calculated based on 67,881,488 shares of common stock outstanding as of December 31, 2016 and assumes that (i) 70,625 shares of Common Stock underlying the options and (ii) 46,001 shares of Common Stock underlying the performance restricted stock units that are exercisable or releasable within 60 days of December 31, 2016 are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i)).

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	10,975,608 (See Item 4(a) above).

(ii) Shared power to vote or to direct the vote	0

(iii) Sole power to dispose or to direct the disposition of	10,975,608 (See Item 4(a) above).

(iv) Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2018
Date

/s/ Lee Chen
Lee Chen